Exhibit 99.1

PINTEC Announces US$4 million Private Placement of Class A Ordinary Shares

BEIJING, March 17, 2023 /PRNewswire/ -- Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced that it has entered into share purchase agreements with certain investors on March 16, 2023. Under the share purchase agreements, the Company agrees to sell and issue an aggregate of 254,450,000 Class A ordinary shares of the Company for a total purchase price of US$4,000,000. The per share purchase price is approximately US$0.0157, which is calculated as 92% of the average closing sale price of the Company’s American depositary shares (“ADSs”) during the five trading days immediately prior to March 16, 2023. Each ADS currently represents 35 of the Company’s Class A ordinary shares.

Mr. Zexiong Huang, Chief Executive Officer, acting Chief Financial Officer and director of PINTEC, commented, “The financing proceeds will support our continued investment in the development of digitization technology for micro, small and medium enterprises (“MSMEs”), and enable us in building a better and larger MSME credit team. We are pleased that investors have confidence in our strategic initiatives and expansion plans. Looking forward, we will continue to execute our strategic plans and strive to create long-term value for our investors.”

The closings of the transactions are subject to the satisfaction of customary closing conditions and are expected to take place in March 2023. The investors have each agreed not to sell, transfer or dispose of any securities acquired in the transactions for 180 days after their respective closing dates.

The foregoing description of the private placement and the share purchase agreement does not purport to be complete and is qualified in its entirety by the full text of the form of share purchase agreement attached as an exhibit to a Current Report on Form 6-K to be filed with the U.S. Securities and Exchange Commission.

The sale and issuance of the Class A ordinary shares are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and is made in reliance on, and in compliance with, Regulation D and/or Regulation S under the Securities Act, as applicable.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to the markets and industries where the Company operates, and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, robotic process automation, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions.

For further information, please contact:

Pintec Technology Holdings Limited

Phone: +86 (10) 8564-3600

E-mail: ir@pintec.com